Exhibit 1

Oi S.A.

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.300.29520-8

Public-Held Company

MATERIAL FACT

Oi S.A. (“Company” or “Oi”, Bovespa: OIBR3, OIBR4; NYSE: OIBR, OIBR.C), in compliance with Article 157, §4th, of Law no. 6,404/76 and in accordance with CVM Instruction no. 358/02, in accordance with the Material Fact disclosed on December 9, 2014 and the Notices to Shareholders disclosed on December 11 and 16, 2014, informs its shareholders and the market in general that the General Meeting of Shareholders of Portugal Telecom SGPS S.A. (“PT SGPS”), due to take place on this date, to consider the sale of 100% of the shares of PT Portugal SGPS S.A. (“PT Portugal”) to Altice Portugal S.A., has been suspended. The General Meeting will be resumed on January 22, 2015, at 3:00 p.m.

Although Oi believes that all the necessary and adequate information for the deliberation had been previously made available to the shareholders, it supported the suspension as part of the Company’s permanent commitment to provide information that the regulators deem necessary, in order to allow a correct and accurate evaluation by the investors. The Company clarifies that the Committee of the Portuguese Securities and Exchange Commission (the “CMVM”) requested additional information of PT SGPS on January 8, 2015. Oi provided all the requested information and the Company strongly believes that the CMVM has and, therefore, all the shareholders will have more than enough information to make a fully informed decision about the potential sale of PT Portugal, and the Company cannot envisage any reason for any further request of information to that end.

Oi believes that the sale of its stake in PT Portugal is the best alternative for the Company and all of its direct and indirect shareholders, including PT SGPS, since the transaction will allow both companies to reduce their leverage, increasing their financial flexibility and investing capacities. In addition, as a result of the transaction, Oi will be able to participate in the Brazilian telecommunications consolidation process.

In addition, the Company notes that the suspension of the General Meeting of Shareholders of PT SGPS is executed in order to confer greater security to General Meeting’s deliberation, therefore making the approval of the sale of the shares of PT Portugal possible. In this respect, it is important to point out that the market has demonstrated its support and agreement with the transaction, as per the pronouncements of the Oi shareholders and the unanimous recommendation made to the shareholders of PT SGPS by ISS and Glass Lewis, two of the main international investor guidance advisors of the capital markets.

In accordance with a Notice disclosed by PT SGPS on this date, the suspension of the General Meeting was approved by a majority of 90.03% of the votes of the shareholders that were present or represented in the General Meeting, confirming the support of the shareholders for the proposal of the Meeting’s suspension for the shorter period of 10 days, which prevailed over another proposal that was debated, under which the Meeting would be suspended for 21 days.

The exercise of the voting right of the shareholder Telemar Norte Leste S.A. (“Telemar”), a wholly-owned subsidiary of Oi, was not authorized for such purpose, which was contested by Telemar, since it understands there is no reason for any impediment on the exercise of its voting rights in connection with the issues to be discussed on this General Meeting. In any case, Oi understands that Telemar, as one of PT SGPS’ shareholders that presented and supported the approved proposal, acted in the best interest of both companies.

Oi takes this opportunity to reiterate its previously expressed commitment to promote the listing of CorpCo in the Novo Mercado segment of the BM&FBOVESPA, by the merger of shares of the Company with CorpCo, by which CorpCo becomes a company with a diversified shareholder base subject to the highest standards of corporate governance.

The Company will maintain its shareholders and the market informed of any subsequent events related to the sale of the shares issued by PT Portugal.

Rio de Janeiro, January 12, 2015.

Oi S.A.

Bayard De Paoli Gontijo

Chief Executive, Financial and Investor Relations Officer

Additional Information and Where to Find It:

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“TmarPart”) and Oi.

In connection with the proposed merger of shares between TmarPart and Oi, TmarPart plans to file with the SEC (1) a registration statement on Form F-4, containing a prospectus which will be mailed to shareholders of Oi (other than non-U.S. persons as defined in applicable rules of the SEC), and (2) other documents regarding the proposed merger of shares.

We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed merger of shares.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the Commission’s website at www.sec.gov or from TmarPart or Oi.